UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK # 1164771

As at February 25, 2010

  NORTHERN DYNASTY MINERALS LTD.
800 West Pender Street, Suite 1020
Vancouver, British Columbia
Canada V6C 2V6

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F....... Form 40-F.... X.....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ Marchand Snyman
Director and Chief Financial Officer

Date: March 1, 2010

Print the name and title of the signing officer under his signature.

  800 West Pender Street, Suite 1020
Vancouver, British Columbia
Canada V6C 2V6
Tel: 604-684-6365
Fax: 604-684-8092
www.northerndynasty.com

PEBBLE LIMITED PARTNERSHIP INITIATES US $73 MILLION WORK PROGRAM FOR 2010

February 25, 2010, Vancouver, BC - Northern Dynasty Minerals Ltd. (TSX: NDM; NYSE Amex: NAK) announces that the Pebble Limited Partnership ("PLP" or the "Pebble Partnership") Board of Directors has approved program expenditures up to $72.9 million at the Pebble Project in 2010, with the goals of working towards finalizing a Prefeasibility Study (PFS) and preparing the Pebble Project for permitting in 2011.

"The Pebble Project in southwest Alaska is recognized as the most important undeveloped copper-gold-molybdenum deposit in the United States and among the most significant accumulations of metal ever discovered," said Northern Dynasty President & CEO Ron Thiessen. "Not only does Pebble have the potential to be one of the great metal producers of the 21st century, it could also redress a growing gap between US domestic copper supply and demand while providing a new employment and economic engine for the State of Alaska.

It's a critically important project for the United States, and that's why the Pebble Partnership has been so methodical and deliberate about engineering the optimal project design to initiate permitting next year."

Between 2001 and 2007, Northern Dynasty invested some US$180 million to acquire and advance the Pebble Project, including vastly expanding known mineral resources and discovering high-grade mineralization in the eastern part of the deposit.

Since the Pebble Partnership was formed with Anglo American in July 2007, Anglo has invested some US$250 million to advance project engineering and prepare for project permitting. A project engineering team comprised of 20 senior engineers and technical specialists from Anglo American and Northern Dynasty, as well as 58 leading engineering firms and specialized consultancies from around the world, has been working toward the completion of a Prefeasibility Study for the Pebble Project. Once finalized, PLP will share its proposed development plan with project stakeholders in the State of Alaska prior to initiating permitting under the National Environmental Policy Act (NEPA).

"The engineering program underway at the Pebble Project today, and the comprehensive environmental and socioeconomic studies that have informed that effort, represent the most exhaustive pre-permitting planning exercise in the history of U.S. mineral development," Thiessen said. "By the time we apply for development permits next year, some US$500 million will have been invested to ensure we have designed the best possible project from a technical, financial, environmental and socioeconomic perspective. We fully expect the quality of that work to be reflected in the outcome and efficiency of the permitting process."

Budgeted expenditures at the Pebble Project in 2010 include:
•       an engineering program to work towards finalizing a Prefeasibility Study and prepare for project permitting in 2011;
•       an environmental and socioeconomic study program to continue baseline data collection in key areas (e.g. hydrology, water quality, fish resources) and to complete an Environmental Baseline Document in preparation for project permitting;
•       a geology and site investigation program headquartered in Iliamna, Alaska to undertake ongoing exploration drilling, and support engineering and environmental studies;
•       a public affairs program to engage project stakeholders and local communities, and advance key initiatives in the areas of workforce development, business development and public consultation; and
•       corporate and administrative costs.

PLP will complete a full engineering technical review in May 2010, at which time the engineering budget required to move the Pebble Project forward toward a timely completion of a PFS will be further assessed.

The Pebble Project is located in southwest Alaska on state land designated for mineral exploration and development. It is situated approximately 1,000 feet above sea-level, 65 miles from tidewater on Cook Inlet and presents favorable conditions for successful mine site and infrastructure development.

The Pebble Partnership was established in July 2007 as a 50:50 partnership between a wholly-owned affiliate of Northern Dynasty and a wholly-owned subsidiary of Anglo American plc. To retain its 50% interest, Anglo American is required to invest US$1.425 to $1.5 billion to advance the Pebble Project toward permitting and operations - including those funds authorized for expenditure through 2010.

With Anglo American's required staged investment in Pebble, Northern Dynasty does not expect to face any significant financial commitments until permitting is complete and project construction is underway. The Company has a favorable cash position with reserves of US $42.4 million and a shareholder base that includes two of the largest mining and metals companies in the world. Rio Tinto owns 19.8% of Northern Dynasty shares and Mitsubishi Corp. owns 11%.

For further details on Northern Dynasty please visit the Company's website at www.northerndynasty.com or contact Investor services at (604) 684-6365 or within North America at 1-800-667-2114. Review Canadian public filings at www.sedar.com and US public filings at www.sec.gov.

Ronald W. Thiessen
President & CEO

Sole Responsibility
No regulatory authority accepts responsibility for the adequacy or accuracy of this release.
Northern Dynasty is solely and entirely responsible for the contents of this news release. No other party, including any parties which have an interest in the project, are in any way responsible for the contents hereof.

Forward Looking Information and other Cautionary Factors
This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, especially those that address estimated resource quantities, grades and contained metals, are forward-looking statements because they are generally made on the basis of estimation and extrapolation from a limited number of drill holes and metallurgical studies. Although diamond drill hole core provides valuable information about the size, shape and geology of an exploration project, there will always remain a significant degree of uncertainty in connection with these valuation factors until a deposit has been extensively drilled on closely spaced centers, which has occurred only in specific areas on the Pebble Project. Although the Company believes the expectations expressed in its forward-looking statements are based on reasonable assumptions, such statements should not be in any way construed as guarantees of the ultimate size, quality or commercial feasibility of the Pebble Project or of the Company's future performance. The likelihood of future mining at the Pebble Project is subject to a large number of risks and will require achievement of a number of technical, economic and legal objectives, including obtaining necessary mining and construction permits, completion of pre-feasibility and final feasibility studies, preparation of all necessary engineering for underground workings and processing facilities as well as receipt of significant additional financing to fund these objectives as well as funding mine construction. Such funding may not be available to the Company on acceptable terms or on any terms at all. There is no known ore at the Pebble Project and there is no assurance that the mineralization at the Pebble Project will ever be classified as ore. The need for compliance with extensive environmental and socio-economic rules and practices and the requirement for the Company to obtain government permitting can cause a delay or even abandonment of a mineral project. The Company is also subject to the specific risks inherent in the mining business as well as general economic and business conditions. For more information on the Company, Investors should review the Company's annual Form 40-F filing with the United States Securities and Exchange Commission and its home jurisdiction filings that are available at www.sedar.com.